Prospectus Supplement Filed Pursuant to Rule 424(b)(3)

Registration No. 333-190798

26,499,996 Shares of Common Stock Underlying Secured Convertible Promissory Notes and Warrants

PROSPECTUS SUPPLEMENT NO. 3

DATED JANUARY 8, 2014

(To Prospectus Dated September 27, 2013)

This Prospectus Supplement No. 3 supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated September 27, 2013, as amended and supplemented from time to time, including without limitation supplements dated October 17, 2013 and November 13, 2013 (as amended and supplemented from time to time, the “Prospectus”), of Adamis Pharmaceuticals Corporation, relating to the offer and sale from time to time by the selling stockholders named therein of up to 26,499,996 shares of our common stock.  This Prospectus Supplement No. 3 is not complete without, and may not be delivered or used except in connection with, the original Prospectus, including all amendments and supplements thereto, which is required to be delivered with this Prospectus Supplement.

This Prospectus Supplement No. 3 includes information that has been reported on Current Reports on Form 8-K filed by the Company with the Securities and Exchange Commission on December 17, 18 and 27, 2013.

 We may further amend or supplement the Prospectus from time to time by filing additional amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Our business and an investment in our securities involve a high degree of risk. See “Risk Factors” beginning on page 3 of the Prospectus for a discussion of information that you should consider before investing in our securities.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement No. 3 (or the Prospectus, including any supplements or amendments thereto) is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is January 8, 2014.

 Recent Developments

Purchase Agreement; Closing of Offering

On December 12, 2013, Adamis Pharmaceuticals Corporation (“Adamis” or the “Company”) entered into a purchase agreement (the “Purchase Agreement”) with CRT Capital Group, LLC, as sole book-running manager and representative of the several underwriters named in Schedule I thereto (the “Underwriters”), pursuant to which the Company agreed to issue and sell to the Underwriters an aggregate of 3,720,000 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”). Under the terms of the Purchase Agreement, the Company also granted the Underwriters an option, exercisable in whole or in part at any time (but not more than once) within 30 days of December 12, 2013, to purchase up to 558,000 additional shares of Common Stock to cover any over-allotments made by the Underwriters in the sale and distribution of the shares. The shares were offered and sold to the public (the “Offering”) pursuant to the Company’s registration statement on Form S-1 (File No. 333-192372), as amended, which became effective on December 12, 2013, and a related registration statement filed pursuant to Rule 462 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The offering price to the public was $5.95 per share, and the Underwriters have agreed to purchase the shares from the Company pursuant to the Purchase Agreement at a purchase price of $5.5335 per share.

The Purchase Agreement contains customary representations, warranties, and covenants by the Company. It also provides for customary indemnification by each of the Company and the Underwriters, severally and not jointly, for losses or damages arising out of or in connection with the Offering, including for liabilities under the Securities Act, other obligations of the parties and termination provisions. In addition, pursuant to the terms of the Purchase Agreement, the Company and each of the Company’s directors and executive officers have entered into “lock-up” agreements with the Underwriters that generally prohibit the sale, transfer, or other disposition of securities of the Company for a period of at least 90 days following December 12, 2013 without the prior written consent of CRT Capital.

Pursuant to the Purchase Agreement, we also agreed to issue to CRT Capital warrants (the “representative’s warrants”) to purchase up to a total of 186,000 shares of common stock (5% of the shares of common stock sold). The warrants are exercisable at $7.44 per share and have a term of five years. Pursuant to the customary FINRA rules, the representative’s warrants are subject to a 180-day lock-up pursuant to which the representative will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the date of the prospectus relating to the Offering.

In addition, pursuant the Purchase Agreement, until twelve months after the closing date of the Offering, we agreed to give CRT Capital a right to participate on a nonexclusive basis as a placement agent or co-manager in connection with any Rule 144A offering, underwritten public offering or other equity financing in excess of $5 million that we may undertake, on terms and conditions customary for CRT Capital for similar transactions.

We have also agreed to pay the underwriters’ expenses relating to the Offering, including without limitation the reasonable fees, disbursements and other charges of the underwriters’ counsel, up to a maximum of $75,000.

The provisions of the Purchase Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreement and are not intended as a document for investors or the public to obtain factual information about the current state of affairs of the parties to that document. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Securities and Exchange Commission.

On December 18, 2013, we issued a press release announcing the closing of the above-referenced underwritten public offering of 3,720,000 shares of common stock at a public offering price of $5.95 per share. The gross proceeds to Adamis from the offering were $22,134,000 (excluding any sale of shares pursuant the over-allotment option), before deducting underwriting discounts and commissions and other estimated offering expenses payable by Adamis.

Reverse Stock Split

The Company filed a Certificate of Amendment to its Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware, pursuant to which, effective 4:00 p.m. Eastern Standard Time on December 12, 2013, the Company effected a one-for-seventeen reverse split of its issued and outstanding common stock (the “Reverse Stock Split”), and reduced the number of authorized shares of common stock from 200,000,000 to 100,000000. At the effective time of the reverse stock split, every 17 shares of the Company’s issued and outstanding common stock was automatically converted into one issued and outstanding share of Common Stock. No fractional shares will be issued as a result of the reverse stock split.  Fractional shares will be rounded up to the nearest whole share, after aggregating all fractional shares held by a shareholder.

NASDAQ Capital Market Listing of the Common Stock

In connection with the Offering described above, and effective as of December 13, 2013, the Company’s Common Stock commenced trading, on a post-reverse split adjusted basis, on The NASDAQ Capital Market under the symbol “ADMP.” In connection with its listing on The NASDAQ Capital Market, the Company expects that its Common Stock will cease trading on the OTC QB.

Completion of Acquisition of Taper DPI Assets

As has previously been reported, on August 1, 2013, the Company entered into an agreement to initially license and, with an additional closing payment fully acquire from 3M Company and 3M Innovative Properties Company (“3M”), certain intellectual property and assets relating to 3M’s Taper Dry Powder Inhaler technology under development for the treatment of asthma and chronic obstructive pulmonary disease.  The intellectual property includes patents, patent applications and other intellectual property relating to the Taper assets.   Pursuant to the terms of the agreement, Adamis made an initial non-refundable payment to 3M of $3 million and obtained an exclusive worldwide license to the assets and intellectual property in all indications in the dry powder inhalation field through December 31, 2013.  The agreement provided that upon a subsequent closing payment by Adamis of an additional $7 million before December 31, 2013, and satisfaction of other customary closing conditions, ownership of the assets and intellectual property would be transferred to Adamis, with Adamis granting back to 3M a license to the intellectual property assets outside of the dry powder inhalation field.

At a closing held on December 27, 2013, the Company made the additional $7 million payment to 3M, and ownership of the assets and intellectual property were transferred to the Company as contemplated by the agreement.

Payment of June 2013 Secured Notes

As has previously been reported, on June 26, 2013, the Company completed the closing of a private placement financing transaction with a small number of accredited institutional investors (the “Subscribers”).  Pursuant to a Subscription Agreement (the “June Purchase Agreement”) and other transaction documents, we issued Secured Convertible Promissory Notes (the “Notes”) and common stock purchase warrants to the Subscribers.  All principal and any unpaid interest was due on December 26, 2013, if the Notes were not paid earlier as provided in the Notes. The Notes were convertible into shares of common stock at the discretion of the Subscriber. Also as has been previously reported, the Subscribers amended the Notes and June Purchase Agreement so that the Notes were not convertible in connection with a registered underwritten public offering resulting in at least $10 million of gross proceeds to the Company (a “Qualified Offering”) completed on or before December 26, 2013, if the price to the public of common stock sold in such Qualified Offering was at or below $10.03 per share (giving effect to the Company’s recent 1-for-17 reverse stock split). Under the terms of the Notes, if the Company completed a Qualified Public Offering on or before December 26, 2013 and the Notes were not converted into common stock, the Subscriber was entitled to receive an amount equal to 115% of the outstanding principal amount and interest, if any, of the Note.

As previously reported and described above, the Company completed an underwritten public offering, constituting a Qualified Offering, of 3,720,000 shares of common stock at a public offering price of $5.95 per share, with gross proceeds to the Company of $22,134,000 (before deducting underwriting discounts and commissions and other estimated offering expenses payable by the Company), pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission.

As contemplated by the registration statement, the Company used approximately $7.25 million of the proceeds from the offering to pay in full all amounts owed under the Notes. As a result, the Notes are no longer outstanding.